Exhibit 99.1

Futu Announces Agreement to Purchase Shares by a Leading Global Investment Firm

Hong Kong, December 8, 2020—Futu Holdings Limited (NASDAQ: FUTU) (“Futu” or the “Company”), a leading tech-driven online brokerage and wealth management platform in China, today announced that a leading global investment firm has agreed to purchase approximately 50,000,000 Class A ordinary shares of the Company in the form of prepaid warrants for an aggregate purchase price of approximately US$260,000,000.

The transaction is subject to customary closing conditions and the closing is expected to take place in the near future. The share issuance is exempt from registration under the Securities Act of 1933, as amended, (the “Securities Act”) in compliance with Regulation S under the Securities Act.

About Futu Holdings Limited

Futu Holdings Limited (NASDAQ: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitized brokerage and wealth management platform. The Company primarily serves the emerging affluent Chinese population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platform, Futu NiuNiu, a highly integrated application accessible through any mobile device, tablet or desktop. The Company’s primary fee-generating services include trade execution and margin financing which allow its clients to trade securities, such as stocks, warrants, options, futures and exchange-traded funds, or ETFs, across different markets. Futu enhances the user and client experience with market data and news, research, as well as powerful analytical tools, providing them with a data rich foundation to simplify the investing decision-making process. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Futu’s control. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu’s goal and strategies; Futu’s expansion plans; Futu’s future business development, financial condition and results of operations; Futu’s expectations regarding demand for, and market acceptance of, its products and services; Futu’s expectations regarding keeping and strengthening its relationships with third-party partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com